Orbis
Grupa Hotelowa

06013819

Warsaw, 2006-05-15

**United States Securities**
**and Exchange Commission**
**Washington D.C. 20549**
**USA**

SEC MAIL PROCESSING
RECEIVED
MAY 25 2006
WASH. D.C. 185 SECTION


**ORBIS SA**

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XIX Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001


**Sofitel**
**Novotel**
**Mercure**
**Ibis**
**Orbis Hotels**
**Etap**

**Ref.: 82-5025**

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 7/2006.
Best regards

Krzysztof Gerula

I Vice-President

PROCESSED
JUN 01 2006
THOMSON
FINANCIAL

dlw 5/31

Current report no 7/2006

The Management Board of Orbis S.A. hereby presents an attachment containing an exhaustive list of information disclosed to the public in 2005, referred to in Article 56 section 1 of the Act of July 29, 2005, on Public Offering and Conditions of Introducing Financial Instruments into Organized Trading and Public Companies. The information is available at Orbis S.A. website: www.orbis.pl

**Exhaustive list of information disclosed to the public in 2005, referred to in Article 56 section 1 of the Act of July 29, 2005, on Public Offering and Conditions of Introducing Financial Instruments into Organized Trading and Public Companies.**

| Report type | Report no* | Date of publication | Subject |
|---|---|---|---|
| Current | 1/2005 | January 7, 2005 | Acquisition of assets having a substantial value by a subsidiary company ORBIS TRANSPORT Sp. z o.o. |
| Current | 2/2005 | January 17, 2005 | Convening an Extraordinary General Meeting of Shareholders for February 10, 2005 |
| Current | 3/2005 | January 26, 2005 | Acquisition of assets having a substantial value by Orbis S.A. |
| Current | 4/2005 | January 27, 2005 | Schedule of publication of periodical reports in 2005 |
| Current | 5/2005 | February 1, 2005 | Draft resolutions of the Extraordinary General Meeting of Shareholders on February 10, 2005 |
| Interim | | February 10, 2005 | Orbis S.A. report for 4Q, 2004 |
| Current | 6/2005 | February 10, 2005 | Text of resolutions adopted by the Extraordinary General Meeting of Shareholders on February 10, 2005 |
| Current | 7/2005 | February 15, 2005 | Update of Orbis S.A. rating |
| Current | 8/2005 | February 16, 2005 | List of shareholders holding at least 5% of votes at the Extraordinary General Meeting of Shareholders on February 10, 2005 |
| Interim | | February 28, 2005 | Consolidated report for 4Q, 2004 |
| Current | 9/2005 | March 4, 2005 | Execution of a transaction with a related company |
| Current | 10/2005 | March 8, 2005 | Development strategy of the Orbis Hotel Group containing a forecast of financial results (EBITDA) |
| Current | 11/2005 | March 15, 2005 | Sale of financial assets having a substantial value |
| Current | 12/2005 | March 23, 2005 | Acquisition of Orbis S.A. shares by the President of Orbis S.A. Management Board |
| Interim | | March 31, 2005 | Orbis S.A. report for 2005 |
| Current | 13/2005 | April 6, 2005 | Liquidation of Orbis S.A. Branch – the Europejski Hotel |
| Current | 14/2005 | April 15, 2005 | Transaction with a related company |
| Current | 15/2005 | April 20, 2005 | Performance of a conditional contract |
| Current | 16/2005 | April 26, 2005 | Dividend |
| Current | 17/2005 | April 29, 2005 | Annual General Meeting of Shareholders |
| Interim | | April 29, 2005 | Consolidated report for 2005 |
| Current | 18/2005 | May 10, 2005 | Change in the publication date of the quarterly consolidated report for Q1, 2005 |
| Current | 19/2005 | May 13, 2005 | Granting a loan to PBP Orbis Sp. z o.o. |
| Interim | | May 16, 2005 | Expanded consolidated report for 1Q, 2005 |

| | | | |
|---|---|---|---|
| Current | 20/2005 | May 17, 2005 | Conversion of 4 Orbis S.A. hotels into the ETAP brand |
| Current | 21/2005 | May 19, 2005 | Text of Supervisory Board resolution containing a brief assessment of the Company's standing |
| Current | 22/2005 | May 19, 2005 | Selection of a licensed auditor |
| Current | 23/2005 | May 30, 2005 | Draft resolutions of the Annual General Meeting of Shareholders |
| Current | 24/2005 | June 10, 2005 | Text of resolutions adopted by the Annual General Meeting of Shareholders on June 10, 2005 |
| Current | 25/2005 | June 10, 2005 | Appointment of Orbis S.A. Management Board Members of the sixth tenure |
| Current | 26/2005 | June 14, 2005 | Declaration concerning compliance with the principles of corporate governance in the company |
| Current | 27/2005 | June 14, 2005 | List of shareholders holding at least 5% of votes at the Annual General Meeting of Shareholders on June 10, 2005 |
| Interim | | August 12, 2005 | Expanded consolidated report for 2Q, 2005 |
| Current | 28/2005 | September 1, 2005 | End of the dispute over the Europejski Hotel |
| Current | 29/2005 | September 23, 2005 | Extraordinary General Meeting of Orbis S.A. Shareholders |
| Interim | | September 30, 2005 | Expanded consolidated semi-annual report for 2005 |
| Current | 30/2005 | October 11, 2005 | Draft resolutions of the Extraordinary General Meeting of Shareholders |
| Current | 31/2005 | October 11, 2005 | Major blocks of shares |
| Current | 32/2005 | October 20, 2005 | Text of the resolution adopted by the Extraordinary General Meeting of Shareholders on October 20, 2005 |
| Current | 33/2005 | October 25, 2005 | List of shareholders holding at least 5% of votes at the Extraordinary General Meeting of Shareholders on October 20, 2005 |
| Current | 34/2005 | October 28, 2005 | Acquisition by a subsidiary company of bonds issued by Orbis S.A. |
| Current | 35/2005 | November 10, 2005 | Termination of a significant contract effective from November 30, 2005 |
| Current | 36/2005 | November 10, 2005 | Execution of a significant contract |
| Interim | | November 14, 2005 | Expanded consolidated report for 3Q, 2005 |
| Current | 37/2005 | November 25, 2005 | Execution of a significant contract concerning risk hedging transaction (double-currency IRS) by way of signing, on November 24, 2005, of an agreement concerning settlement of liabilities under the said transactions |
| Current | 38/2005 | December 1, 2005 | Major blocks of shares |
| Current | 39/2005 | December 15, 2005 | Refinancing of debt in foreign currencies |
| Current | 40/2005 | December 19, 2005 | Major blocks of shares |
| Current | 41/2005 | December 20, 2005 | Recalling a member of Orbis S.A. Management Board |

* applies to current reports only